EXHIBIT 99.1

Innate Pharma Appoints Jonathan Dickinson As New Chief Executive Officer And Chairman Of The Executive Board

Marseille, France, October 14, 2024, 7:00 A.M. CEST

•Jonathan Dickinson joins Innate on November 1 and brings broad experience from leadership roles in biotech and big pharma

•Current interim CEO and co-founder Hervé Brailly will support the transition

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that its supervisory Board has appointed Jonathan Dickinson as the Company’s new Chief Executive Officer (CEO) and Chairman of the Executive Board, effective November 1, 2024. Jonathan Dickinson succeeds Hervé Brailly, co-founder of the Company, who was interim CEO, during the search process.
Jonathan Dickinson most recently served as Executive Vice President and General Manager, Europe at Incyte, a role he held since 2016. Prior to Incyte, he gained significant leadership experience through several senior positions at ARIAD Pharmaceuticals, a US oncology focused biotechnology company and Bristol-Myers Squibb. This followed a distinguished 13-year tenure at Hoffmann-La Roche, where he was instrumental in driving the success of several of the company’s flagship oncology therapies. Mr. Dickinson began his career at Novartis, holding roles of increasing responsibility within the oncology and endocrinology divisions. He holds a Bachelor of Science degree in Genetics and a Master of Business Administration from the University of Nottingham.
Dr. Hervé Brailly, PhD, current interim CEO, will stay for the next few months in an advisory role to ensure a smooth transition. It will be proposed that Dr. Brailly joins the Board at the next opportunity.
Irina Staatz-Granzer, Chairwoman of the Supervisory Board, commented: “I am very pleased to announce the appointment of Jonathan Dickinson as our new Chief Executive Officer. Jonathan is a distinguished industry leader whose extensive experience in the biotechnology and pharmaceutical sectors, combined with his proven leadership abilities, make him the ideal choice to lead Innate Pharma. We are confident that his vision and strategic acumen will drive the advancement of our innovative immuno-oncology pipeline and position the Company for continued success in the next phase of its growth.”
Jonathan Dickinson, new Chief Executive Officer of Innate Pharma said: “I am excited to join Innate Pharma, a pioneer in harnessing the power of the immune system to fight cancer, at a pivotal moment in the Company’s evolution. With a diverse pipeline spanning early-stage ADCs and ANKET® NK-cell engagers to more advanced programs like lacutamab and monalizumab, I look forward to working with the talented team at Innate to drive the Company’s innovative therapies forward. Together, we will continue to advance Innate Pharma’s mission to deliver transformative treatments for patients while creating value for employees, shareholders, and all our stakeholders.”

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC).

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu